UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:  1-14842

                                   E-SIM LTD.
                 (Translation of registrant's name into English)


             19 HARTUM STREET, HAR HOTZVIM, JERUSALEM 91450, ISRAEL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                     Sequential
Exhibit                                 Description                  Page Number
-------                                 -----------                  -----------
1.                      Press release, dated October 19, 2004.          3
2.                      Press relase, dated October 27, 2004            5


On October 27, 2004, the U.S. Securities and Exchange Commission declared the effectiveness of the Registrant's registration statement on Form F-3, as amended, relating to the resale from time to time by shareholders of the Registrant of up to 19,293,254 ordinary shares of the Registrant.


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


MEDIA CONTACT:                                                 INVESTOR CONTACT:
Yardena Cogan                                                  Yaron Eldad
e-SIM Ltd.                                                     e-SIM Ltd.
+1 888-742-9364                                                +972-2-587-0770
ycogan@e-sim.co.il                                             yaron@e-sim.co.il




                           PRAIRIECOMM SELECTS E-SIM'S
                  MMI SUITE FOR CUTTING-EDGE FRONTIER PLATFORM

ROLLING MEADOWS, Ill and Jerusalem, Israel - October 19, 2004. PrairieComm, Inc., a leading developer and supplier of 3G-baseband processors and communications software, and e-SIM, a leading provider of MMI (Man Machine Interface) solutions for mobile platform suppliers and device manufacturers, announced today that they have signed an agreement to bundle e-SIM's MMI Solution with PrairieComm's FronTier 3G platforms. As part of the agreement PrairieComm purchased e-SIM's MMI Solution and will include it as a bundled part of its platforms.

PrairieComm plans to offer its clients e-SIM's modular and customizable MMI Solution as an integral part of its FronTier application framework platform. The MMI offering is pre-integrated onto FronTier along with other software components such as multimedia/video services, browsing, messaging, predictive text, and voice recognition.

"e-SIM's powerful tool and reference MMI provides the features and flexibility required by the 3G market," said Jeff Bennett, Director of 3G Marketing, PrairieComm, Inc. "The addition of e-SIM's solution to our application framework offers PrairieComm customers the opportunity to rapidly deliver customized, feature-rich handsets based on the cutting-edge FronTier platform."

"We are proud to have been chosen as the MMI solution providers for PrairieComm's 3G platforms," said Reuven Kleinman, VP Business Development and Marketing, e-SIM. "PrairieComm's leading 3G platform together with the e-SIM advanced MMI solution enables handset manufacturers to create high-quality, attractive, and customized 3G handsets and bring them to market quickly and efficiently. By selecting our MMI solution PrairieComm further endorses e-SIM's established leadership position as the leading MMI solution provider for mobile handsets. We anticipate making a significant contribution to PrairieComm's success in the 3G handset market, bringing value and competitive advantage to their customers, and mutually benefiting from the fruits of this partnership. This agreement with an important 3G handset enabler is another important step in e-SIM's strategy to lead the handset MMI market, increase its revenue, and ensure an ongoing stream of royalty revenue for years to come."

e-SIM's complete MMI solution includes a customizable MMI application together with a robust software framework with support for windowing, multi-lingual text, and concurrent application management, as well as e-SIM's RapidPLUSTM development and customization tools.

FronTier offers ODMs and OEMs a complete, integrated form factor hardware design and an application framework that meets the demands of 3G operators worldwide. The multimedia-rich 3G reference phone platform also boasts a bill of materials similar to existing 2.5G handsets enabling mass-market 3G data phones. e-SIM's MMI solution will first be available on the FronTier110 platform, a UMTS/GSM/GPRS form factor platform for low-end multimedia feature phones.


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


ABOUT E-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM's MMI solutions including, Texas Instruments, FreeScale (formerly Motorola SPS), Renesas, Sasken, NEC, Kyocera, BenQ, and others. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.

E-SIM CONTACTS
Yardena Cogan, Marketing Communications
phone: +1 888-742-9364
email: ycogan@e-sim.co.il

Yaron Eldad, Investor Relations
phone: +972 2 587 0770
email: yaron@e-sim.co.il

ABOUT PRAIRIECOMM
PrairieComm, Inc. (www.prairiecomm.com), based in Rolling Meadows, Ill., develops and markets chipsets, embedded software and licensed intellectual property for TDMA, GSM, CDMA, EDGE, and UMTS (WCDMA). PrairieComm's innovative products are at the heart of wireless personal communications providing chipsets for mobile wireless products from the world's leading consumer electronics manufacturers.

PRAIRIECOMM CONTACTS
Emily Anderson, Corporate Communications
phone:  (847) 871-1842
email:  emily.anderson@prairiecomm.com

Jeff Bennett, Director of 3G Marketing
phone:  (847) 871-1881
email:  jeff.bennett@prairiecomm.com

(C)2004, PrairieComm, Inc. All rights reserved. All other trademarks are properties of their respective companies.


CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.


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


MEDIA CONTACT:                                                 INVESTOR CONTACT:
Yardena Cogan                                                  Yaron Eldad
e-SIM Ltd.                                                     e-SIM Ltd.
+1 888-742-9364                                                +972-2-587-0770
ycogan@e-sim.co.il                                             yaron@e-sim.co.il


                       QUASAR INNOVATIONS SELECTS E-SIM'S
               NEW MMI VERSION 2.0 SOLUTION FOR TI-BASED HANDSETS


Jerusalem, Israel October 27, 2004 - e-SIM Ltd. -- E-SIM LTD. (OTCBB: ESIM.OB), a leading provider of mobile handset Man Machine Interface (MMI) solutions, announced today that they have signed an agreement with Quasar Innovations, a Bangalore, India based Virtual Original Design Manufacturer (VODM), to integrate e-SIM's MMI Solution version 2.0 into Quasar's handsets on top of their Texas Instruments (TI) platform. Quasar is one of the first Indian design houses offering end-to-end mobile handset solutions to a growing international customer base.

The agreement provides initial revenues along with royalties for each handset manufactured that includes the e-SIM MMI technology. e-SIM will supply Quasar with its new MMI Solution version 2.0, including a full reference MMI application, customization tools, RapidPLUSTM development tools, and professional services.

The agreement will enable Quasar to meet their aggressive schedule for developing state-of-the-art handsets for their customers with WAP and MMS Camera integration, by adopting e-SIM's customizable, full-featured, and integrated MMI software application suite, to shorten its development process, develop superior MMIs on its handsets, and provide rich, multimedia wireless capabilities.

"Quasar has a design manufacturing background serving innovative international operators and we are pleased to work with them and add value and flexibility to the products they create by integrating e-SIM's newest, next-generation MMI Solution Version 2.0 into their new line of handsets", said Marc Belzberg, Chairman and CEO of e-SIM. "Being chosen by a relatively new international handset design and cost-effective manufacturing company is another example of the growing worldwide acceptance of the e-SIM MMI Solution. This agreement, among others, adds to a steadily increasing revenue stream based on our superior solution for the mobile industry."

Ramakrishna Dutt, Managing Director of Quasar commented "We found e-SIM's powerful MMI software solution version 2.0 a very compelling solution, which will enhance our company's ability to add new features in software and allow us to react quickly to changes in customer requirements while meeting our cost and performance objectives. e-SIM will provide Quasar with a superior MMI, lower development costs, and shorten our time to market. We believe that with this solution Quasar will be able to develop sleek, professional MMIs for several handset models quickly and efficiently, enable us to serve many segments of the market, and successfully grow our customer base."


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


Quasar selected the e-SIM MMI Solution for use over other platform solutions because of its easy customization, improved usability, sleek, professional look and feel, and superior level of performance and support.

"Following the strategic decision to focus our technology on the mobile handset market, e-SIM is experiencing an increase in demand for its MMI Solutions. Independent VODMs such as Quasar, whom e-SIM's technology can assist in reacting more quickly to their customers' needs and at low cost, play an important role in enabling the fast adoption of e-SIM's next-generation technology," said Mr. Belzberg.

Quasar Innovation's new line of handset capable devices embedded with e-SIM's MMI 2.0 software solution is expected to be available by first quarter 2005.

ABOUT E-SIM LTD.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM's MMI solutions including, Texas Instruments, FreeScale (formerly Motorola SPS), Renesas, Sasken, NEC, Kyocera, BenQ, and others. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.



ABOUT QUASAR INNOVATIONS
QUASAR INNOVATIONS ( www.quasarinnovations.com ) is a wireless design house that provides terminal device OEM's and mobile network operators with device engineering services from concept to finish in the capacity of a 'VIRTUAL ORIGINAL DESIGN MANUFACTURER (VODM)'. The company has more than 800 man-years of experience in mobile and wireless design, network testing and provisioning, and development distributed among its 200+ people. Quasar, situated in Bangalore, India's IT hub, has grown at 300% year on year since its inception and currently has on going projects across the world.


CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     e-SIM LTD.


Date: November 2, 2004                               By /S/ YARON ELDAD
                                                     ------------------
                                                     Yaron Eldad
                                                     Chief Financial Officer
                                                     and Chief Operating Officer





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